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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69611

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/23_____ AND ENDING _____12/31/23_____
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _____PREP Securities, LLC_____

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

_____2750 Rasmussen Road, Suite 202_____
                                                        (No. and Street)

Park City	UT	84098
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kevin K. Hull	(844) 877-4153	kevin.hull@preppg.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

_____HHH CPA Group, LLC_____
                        (Name – if individual, state last, first, and middle name)

1250 Old Henderson Rd	Columbus	OH	43220
(Address)	(City)	(State)	(Zip Code)

12/21/2010	5344
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Kevin K. Hull, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PREP Securities, LLC, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LEILLA D. SIVEY
Notary Public - State of Utah
Comm. No. 712152
My Commission Expires on
May 21, 2024

Signature: [signature]

Title: Principal Financial Officer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PREP Securities, LLC

Financial Statement

December 31, 2023



Nick DiBartolomeo, CPA
Brian Schneider, CPA

HHH CPA GROUP

Rick Dumas, CPA
James Peters, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of PREP Securities, LLC
Park City, Utah

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PREP Securities, LLC (the Company) as of December 31, 2023, and the related statements of operations, changes in member's equity, and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financials statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company's significant operating losses and negative operating cash

1250 Old Henderson Road, Columbus, OH 43220 | Phone: (614) 451-4644 | Fax: (614) 451-3818 | www.hhhcpagroup.com

flows raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

HHH CPA Group, LLC

HHH CPA Group, LLC

We have served as PREP Securities, LLC's auditor since 2023.
Columbus, Ohio
February 16, 2024

PREP Securities, LLC

Statement of Financial Condition
December 31, 2023

ASSETS

Cash	$ 197,690
Prepaid expenses	30,635
Total Assets	$ 228,325

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts Payable	$ 62,626
Total Liabilities	62,626
Member's Equity	
Capital	$ 6,235,588
Accumulated Deficit	(6,069,889)
Total Member's Equity	165,699
Total Liabilities and Member's Equity	$ 228,325

The accompanying notes are an integral part of this financial statement.

PREP Securities, LLC

Notes to Financial Statement
December 31, 2023

1.   Organization and Business

PREP Securities, LLC (the "Company"), is a limited liability company organized under the laws of the state of Delaware. The Company is a wholly-owned subsidiary of PREP Securities Holdings LLC (the "Parent") and an affiliate of PREP Property Group. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary business is providing the regulatory infrastructure to facilitate the distribution of securities products sponsored by its affiliates.

2.   Summary of Significant Accounting Policies

Basis of Presentation

This financial statement was prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash

The Company maintains cash at banks that may exceed federally insured amounts at times. Management monitors these balances and believes they do not represent a significant credit risk to the Company.

Revenue Recognition

The Company receives its principal revenues in a transaction commission model. If a transaction occurs on which the Company is entitled to a commission, the revenue is recognized. Such commission is completely earned when the transaction occurs. No revenue or entitlement is generated if a transaction does not occur. Revenues are recorded as earned when the terms of the agreement are fulfilled. Fees are based on the terms of the applicable agreement.

The Company receives sales commissions from securities issuers that are passed through to members of the Company's selling group that engage in retail sales. Such commissions and offsetting payments are netted and not reflected in the Company's Statement of Operations. In 2023, the amount of such commissions and payments was $514,278.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for income taxes.

Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require.

3.   Transactions with Related Parties

The Company experienced a net loss and negative operating cash flows for the year ended December 31, 2023. These factors, without additional capital infusion, cause doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of this report. The Company is a service company in a larger affiliated organization that exists solely for securities regulatory purposes. Based on its liquidity at any given time, the Company's ability to meet regulatory capital requirements may be dependent on its access to funding, including capital infusions, from its affiliates. The Company expects that capital infusions from its affiliates necessary to maintain sufficient regulatory net capital will be made on a timely basis for the foreseeable future, but the threat to the Company's ability to continue as a going concern remains unalleviated.

The Company maintains an expense sharing agreement ("ESA") with its Parent and an affiliated entity. The ESA stipulates that the Parent and affiliate will provide shared costs including, office and administrative services (including occupancy), payroll, pension, and employee benefit administrative services for the Company's associated persons for the Company to operate its business. The Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate the Parent or the affiliate for these shared costs described in the ESA. The Company maintains a separate record of the allocated expenses not reflected in these financial statements. Additionally, the ESA has a term of one year and is automatically renewed annually, unless terminated or modified by written notice.

An affiliate of the Company serves as paymaster for employees of the Company. The Company reimburses the affiliate for such payments along with reimbursements for other various expenses outside of the ESA. At December 31, 2023 the Company owed the affiliate $57,142, which is included in accounts payable in the accompanying statement of financial condition.

4.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $135,064, which exceeded the required net capital by $130,064 and the Company's ratio of aggregate indebtedness to net capital was 0.46 to 1.

5.   Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were issued. No events were noted which would require adjustments or disclosure in the footnotes to the financial statements.